Jones Day

Direct Number: 214/969-5043
mtgoglia@jonesday.com

June 17, 2005

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 04-05
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alon USA Energy, Inc. Registration Statement on Form S-1 Filed May 11, 2005 Registration No. 333-124797

Dear Mr. Schwall:

      On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated June 10, 2005 (the “Comment Letter”), we are filing pre-effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”). We are sending under separate cover a copy of this response letter, four hard copies of Amendment No. 2, and four hard copies of Amendment No. 2 marked to show changes from the Registration Statement on Form S-1 filed on May 11, 2005. In addition to the responses to the Staff’s comments, Amendment No. 2 includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

      The Company has authorized us to provide to you the Company’s response to each comment in the Comment Letter. For your convenience, each of your comments is repeated and set forth in bold before the responses. All page references in the Company’s responses are to pages of the prospectus included in Amendment No. 2.

Form S-1

General

      1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            Response: The Company has attempted to make parallel changes throughout the disclosure.

      2. Please be advised that we are in the process of reviewing the confidential treatment request submitted on June 2, 2005. The processing of the confidential treatment request will be a precondition to the effectiveness of the registration statement. Counsel identified in the confidential treatment request will receive any communications from the staff under a separate cover letter during the course of our review.

            Response: The Company has noted your comment and will await your response.

      3. We note that you omit information required by Regulation S-K, not all of which is related to information that may be omitted as specified by Rule 430A of Regulation C. For example, information is missing on the cover page, pages 5, 21, 22, 88, 91, 92 and 97. Please revise to fill in such missing information throughout the document.

            Response: The Company has included the previously omitted information to the extent that it is currently available.

      4. Please provide us with a list of the board of directors and executive officers of Alon Israel Oil Company, Ltd.

            Response: A list identifying the directors and executive officers of Alon Israel Oil Company, Ltd. is set forth below for the information of the Staff.

Name:	Position:
Itzhak Bader	Chairman of the Board of Directors
David Wiessman	Director, President and Chief Executive Office
Avraham Meron	Director
Pinchas Cohen	Director
Yehuda Fridenberg	Director
Israel Ben Yaakov	Director
Shlomo Even	Director
Diana Bogoslavsky	Director
Yeshayahu Pery	Director
John Cohen	Director
Emanuel Bar-or	Director
Ilan Kliger	Chief Financial Officer
Muli Timor	Vice President of Marketing and Strategic Planning
Oded Blum	Vice President Business Development
Ortal Klein	Secretary and General Counsel

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

      5. Provide updated disclosure in each amendment. For example, include any new information regarding the proposed listing by the New York Stock Exchange and the proposed stock split.

            Response: The Company has updated the disclosure in the Registration Statement where appropriate and to the extent that it is currently able to do so.

Cover Page

      6. Please provide disclosure regarding the amount of shares being offered and the estimated price range of the shares as required by Item 501(b) of Regulation S-K.

            Response: The amount of shares being offered and the estimated price range have not yet been determined.

Prospectus Summary, page 1

      7. Please revise the disclosure to place less emphasis on the background and activities of your parent company. For example, remove the references to your parent company’s ownership of exclusive franchise rights for the Pizza Hut and KFC brands in Israel as it does not appear to be relevant to an understanding of your company’s business or general background. Also, on page 3, under the heading “Competitive Strengths-Experienced Leadership”, you make reference to your parent company’s level of growth and its “proven track record.” Please revise so that you explain how the experience and track record of your parent company is a competitive strength to your company or remove such disclosure.

      Response: The Company has eliminated some of the information regarding Alon Israel on page 1 and has revised the disclosure on page 3 to state that the Company benefits from the management experience provided by Alon Israel. The Company believes that the revised disclosure, together with the characterization of Alon Israel on page 1 as the Company’s parent company and the controlling shareholder of Blue Square Israel Ltd., the beneficial ownership information on page 87, the description of Mr. Wiessman’s positions as Chief Executive Officer of Alon Israel and Executive Chairman of the Company on page 78 and the description of the agreement pursuant to which Alon Israel provides strategic planning and management consulting services to the Company on page 90, substantiates the relevance of the information regarding Alon Israel and the characterization of the benefits derived from Alon Israel’s experience as a competitive strength of the Company.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

      8. In describing the acquisition of assets from Atofina Petrochemicals, Inc., here and in the business section, please revise the disclosure to define the “mid-stream assets” and “downstream assets” acquired.

            Response: The Company has revised the referenced disclosure to describe the relevant assets more specifically.

      9. Given the complexity of the organizational structure of the company and affiliated companies and in light of the fact that the company is organized as a holding company, please include disclosure in this section and in more detail in the business section that delineates the background and operations of any subsidiary that is material to an understanding of your business taken as a whole. For example, explain the background and importance of Alon Assets Inc., Alon USA Operating Inc., Alon USA Capital Inc. and Southwest Convenience Stores, LLC.

            Response: The Company has revised the disclosure on page 76 to more clearly delineate the background and operations of the Company’s subsidiaries, and notes that a risk factor regarding the Company’s status as a holding company appears on page 18. The Company does not believe that a detailed presentation of its corporate structure warrants disclosure in the prospectus summary, particularly when viewed in light of the more detailed disclosures regarding these matters included elsewhere in the prospectus.

      10. Rather than stating that your refinery has a Nelson complexity rating of 10.2, provide an explanation of the relevance and significance of the score. Further, when was such rating achieved and how often are refineries rated? Please revise your disclosure accordingly.

            Response: The Company has revised the disclosure on page 1 regarding the Nelson complexity rating of its refinery to explain the relevance and significance of the refinery’s complexity and has added additional disclosure regarding the nature, meaning and calculation of Nelson complexity ratings on page 64. A refinery’s Nelson complexity rating can be calculated by the refiner or any other person at any time based on a published standard formula. Because Nelson complexity ratings are not regularly calculated and published by an independent service, the Company is unable to state the frequency of refinery ratings. The Company’s complexity rating provided in the prospectus was calculated following the Big Spring refinery’s expansion in the first quarter of 2005.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

      11. Provide us with objective support for statements you make throughout your disclosure. For example, you state:

•	“Our parent company is the largest services and trade company in Israel;”

•	“Our Big Spring refinery has a Nelson complexity rating of 10.2;”

•	“Our Big Spring refinery ranks in the second quartile of all refineries in the United States in terms of net cash margin per barrel;” and,

•	“For the year ended December 31, 2004, our retail margins were approximately ...5% above the national average.”

            Response: Third-party source materials supporting the referenced statements and similar statements appearing in the prospectus are being provided to the Staff concurrently with this letter under separate cover.

      12. Please advise us of the reason for the anticipated stock-split. We may have further comments.

            Response: The Company’s current equity capitalization consists of 100,000 shares of authorized capital stock, 1,041.7 of which have been issued and are held by Alon Israel and a wholly-owned subsidiary of Alon Israel. Prior to the offering, the Company’s certificate of incorporation will be amended to increase its authorized equity capitalization to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock and to otherwise conform to Exhibit 3.1 to the Registration Statement, and the Company will effect a 33,600-for-one stock split that will increase the number of shares of common stock held by Alon Israel and its wholly-owned subsidiary to 35,001,120. The purpose of the stock split is to facilitate the offering by spreading the equity value of the Company over a number of whole shares having a per share value within a customary price range for initial public offerings.

      13. Where you disclose EBITDA, please refer the reader to your non-GAAP reconciliation of EBITDA under footnote (c) on page 7.

            Response: The Company has deleted the reference to EBITDA on page 1 and has added the requested cross-reference on page 40.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

Risk Factors, page 11

Risks Relating to our Business and Our Industry, page 11

      14. As noted on page 49, please provide a risk factor that delineates the risk the company faces with respect to its access to its credit facilities in the event of specified events of default. For example, specify the risk should Mr. Wiessman cease to be chairman and Mr. Morris cease to be involved in the management and operations of the company and an acceptable successor is not appointed within 180 days.

            Response: The Company has added the requested risk factor on page 13.

      15. Please disclose, if material, the risks associated with the regulation of pipelines owned by the company by regulatory agencies, such as the Federal Energy Regulatory Commission and the Department of Transportation. In this regard, we note disclosure on page 69 that indicates the impact and risks associated with new regulations promulgated by the state of Texas and the Department of Transportation.

            Response: The Company has added the requested risk factor on page 15.

“The prices of crude oil, feedstocks and refined products...,” page 11

      16. Please tailor the discussion in this risk factor to include a specific discussion of the risk associated with the fact that you hold substantial quantities of crude oil and refined product inventories. As disclosed on page 32, provide a specific example of how you were negatively impacted due to changes in the value of inventories held.

            Response: The Company has revised the risk factor as requested on page 11.

“We may incur significant costs and liabilities with respect to environmental lawsuits...,” page 13

      17. Please specify the dollar amount expended or estimated to be spent in connection with environmental lawsuits, proceedings and the investigation and remediation of existing and future environmental conditions.

            Response: The Company has revised the risk factor as requested on page 14.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

“Our insurance policies do not cover all losses...,” page 14

      18. Provide us with a schedule that shows the insurance coverage you currently have. Also, please file your insurance policies as exhibits to the registration statement. We may have further comments.

            Response: A schedule that shows the Company’s current insurance carriers and coverage amounts is being provided to the Staff concurrently with this letter under separate cover. The Company believes that its insurance policies are not material contracts within the meaning of paragraph 10 of Item 601 of Regulation S-K and are therefore not required to be filed as exhibits to the registration statement. The Company further notes that it is not customary for companies to file their insurance polices as exhibits to registration statements and respectfully requests not to file its insurance policies as exhibits to the Registration Statement.

“A substantial portion of our refining workforce is unionized...,” page 15

      19. Advise us of any recent labor disputes involving the company and its unionized employees. Moreover, describe to us whether you anticipate any significant difficulties in the renegotiation of the collective bargaining agreement that is set to expire in March 2006. We may have further comments.

            Response: The Staff is advised supplementally that the Company has not had any recent material labor disputes with its unionized employees and does not anticipate any significant difficulties in the renegotiation of the collective bargaining agreement in March 2006. The bargaining agreement was most recently renewed in 2002 without any material difficulties.

Use of Proceeds, page 21

      20. We note you intend to pay an aggregate dividend to your stockholders of record immediately prior to this offering. Since this planned distribution to owners is not reflected in the latest balance sheet, please present a pro forma balance reflecting the distribution accrual (but not giving effect to the offering proceeds) along side the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3. In addition, since this distribution is to be paid out of proceeds of the offering rather than from the current year’s earnings, present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical earnings per share.

            Response: The Company has revised the balance sheets appearing on page F-30 and the statements of operations appearing on pages F-4 and F-31.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

Dividend Policy, page 21

      21. You indicate your intention to pay dividends immediately prior to the offering. However, you also reference the limitations imposed by your senior credit facility with respect to your ability to pay dividends. Please revise your disclosure and elaborate so that you clarify under what circumstances a dividend payment will occur.

            Response: The Company has revised the referenced disclosure on page 23.

Capitalization, page 22

22. Please remove the Cash and Cash Equivalents line item in your capitalization table.

            Response: The Company believes that it is customary for companies with significant cash balances, such as the Company, to include cash and cash equivalents in their capitalization tables. The Company believes this is particularly appropriate where, as here, a portion of the offering proceeds will be held for a period of months pending the application thereof to indebtedness that continues to be shown as outstanding in the “as adjusted” column of the capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

      23. Throughout this section, you utilize a significant amount of technical terms or jargon. Although terms such as “crack spread”, “sweet/sour spread” are defined in the appendix, the disclosure would be improved if you minimized the usage of such terms. Instead, define the terms in a concise and simple manner to facilitate a reader’s understanding of your disclosure. Please revise your disclosure accordingly.

            Response: Metrics such as those referenced by the Staff are important, standard measures used in the industry and by the Company to measure operating performance, cost differentials between different feedstocks and similar matters. For example, the referenced terms and similar industry terms are used in the public filings of other industry participants, including Coffeyville Resources, Inc., Frontier Oil Corporation, Premcor Inc. and Valero Energy Corporation. The Company has endeavored to provide concise and simple definitions of these metrics in proximity to their use. See, for example, the definitions of “gross refining and marketing margin,” “3/2/1 crack spread” and “sweet/sour spread” on page 34. Because of the prevalent use of these terms in the industry, the Company believes these terms aid an informed investor’s understanding of the Company’s business and operating performance.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

History, page 30

      24. It appears that certain of your directors and officers have indirect interests in, or are affiliated with, the minority investors with which you completed the minority interest acquisition transaction. Please clarify the disclosure here and in the section entitled “Certain Relationships and Related Transactions,” so that you elaborate and clarify, as applicable, the dollar amount received by each director or officer or any company affiliated with such director or officer as a consequence of the minority acquisition interest transaction. We may have further comments.

            Response: The Company has revised the referenced disclosure on page 92 and added a cross-reference to “Certain Relationships and Related Transactions” on page 34.

Market Trends, page 32

      25. You state that a “[h]igh demand for refined products and a strengthening economy resulted in increased crack spreads in 2004 compared to 2003.” As noted in a prior comment, avoid the usage of technical jargon and restate so that you provide meaningful insight into market trends affecting your company.

            Response: The Company has revised the referenced disclosure. Please see also the Company’s response to Comment 23.

      26. Please provide information regarding the business done by your subsidiaries as required by Item 101(c) of Regulation S-K. As noted in our prior comment, the disclosure provided should reference information that is material to an understanding of your business taken as a whole.

            Response: Item 101(c) requires a description of the business of the registrant and its subsidiaries. The Company has described all of the material business conducted by the Company and its subsidiaries throughout the prospectus and with particularity in the Business section of the prospectus. The Company has supplemented the disclosure on page 76 to provide further detail with respect to its subsidiaries. Please note that unless otherwise indicated, all reference in the prospectus to “Alon,” “we,” “us” and “our” refer to the Company and its subsidiaries taken as a whole.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

      27. Please confirm whether or not your refining and marketing segment is dependent upon any one customer or a few customers, the loss of which would be material to your operations. See Item 101(c)(vii).

            Response: The Staff is advised supplementally that the Company’s refining and marketing segment is not dependent upon any one customer or a few customers. The Company’s largest refining and marketing segment customer in 2004, which accounted for approximately 8.9% of the segment’s 2004 net sales, was the Company’s wholly-owned subsidiary, Southwest Convenience Stores, LLC.

Results of Operations

      28. Disclose the effect that changes in prices as opposed to changes in volume have had on your revenues from one period to the next. Please provide this information by segment. Refer to Item 303(a)(3)(iii) of Regulation S-K.

            Response: The Company notes that the net sales discussion for the relevant periods and for each of the Company’s business segments appearing on pages 42, 45 and 47 discusses the effects of changes in both selling prices and unit volumes. The Company notes that in each of the period to period comparisons, net sales have increased due to higher prices despite a decrease in volumes. As a result, the Company is unable to allocate period to period increases in sales between changes in prices and changes in volume.

Liquidity and Capital Resources, page 46

Revolving Credit Facility, page 49

      29. A significant amount of your operations is funded through your reliance on debt. Revise the disclosure in this section so that you provide an accurate summary of all the material covenants of your debt agreements. For example, rather than stating that your debt agreements contain provisions that you believe are “customary for financings of this kind,” delineate the material terms of each debt agreement to facilitate an investor’s understanding of the terms with which you must comply.

            Response: The Company has revised the disclosure on pages 52 and 53.

      30. Please ensure that you provide an accurate and complete summary of the material terms of the agreements filed as exhibits. In this regard, we note the summary of terms of the Revolving Credit Facility provided on page 49 is inconsistent with the terms in the agreement itself with respect to the percentage of ownership Alon Israel must retain in order for there not to be deemed a change in control. We refer you to the definition of “Change of Control” in exhibit 10.19. Please advise or revise your description accordingly.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            Response: The Staff’s comment is noted. The discrepancy has been eliminated by virtue of the amendment to the Revolving Credit Facility included as Exhibit 10.20.1 to Amendment No. 2.

Business, page 57

Branded Transportation Fuel Marketing, page 61

      31. Please explain to us the basis of your belief that “transitioning to [y]our own brand would [not] materially affect [y]our business or operations.” We may have further comments.

            Response: In recent years, independent convenience store brands have successfully competed with “major” brands, such as Exxon, Chevron and Fina, on the basis of convenience, food and merchandise offerings, store location, pricing and market density. While utilizing a major brand provides a convenience store operator with name recognition and a more secure supply of fuel products, these operators have sought to distinguish themselves by developing their own brand to market themselves as more than just fuel providers. In addition, due to the recent consolidations of major oil brands, an independent convenience brand avoids the possibility of brand changes as consolidations continue. Several of these convenience brands, including QuikTrip, Town and Country and Allsups, are present in the Company’s geographic market area. The success of these independent retailers in establishing their own brands has led industry commentators, including the National Association of Convenience Stores and National Petroleum News (“NPN”), to report that retail customers today see fuel products as interchangeable and do not readily identify major oil brands with food and other merchandising. An October 2004 NPN article supporting this statement is being provided to the Staff concurrently with this letter under separate cover. The success of the convenience store brands has shown that, given a choice of familiar brands, consumers will make their purchasing decisions based more on convenience, location and price rather than on brand of fuel.

            In addition, the Company’s Fina-branded distributors rely on the Company not only for the Fina brand, but also for valuable services the Company provides such as a secure source of fuel products, credit card processing systems, advertising programs and loyalty programs. The Company believes that a significant number of its wholesale distributors would continue their relationships with the Company were the Company to provide a new convenience brand while maintaining the current services the Company provides to these wholesale distributors.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            For the reasons set forth in the two prior paragraphs, the Company believes that its market density, store locations and distributor programs would permit the Company to transition to a new brand without a material adverse change in its business and results of operations.

            The Company would also point out that several of its competitors and peer refinery companies in the Company’s geographic area, including Frontier Oil Corporation and Holly Corporation, do not maintain or provide a brand and sell 100% of their petroleum products on an unbranded basis. The Company currently markets approximately 15% of its gasoline products and approximately 70% of its diesel products on an unbranded basis. The Company believes that the success of Frontier and Holly as unbranded refiners and the Company’s established unbranded fuel marketing would permit it to replace any branded sales the Company may lose were it not to renew the Fina license with unbranded volumes without materially affecting the Company’s business or results of operations.

            The Company has begun a new imaging campaign with a recently trademarked image that is not licensed from Fina. This new image will be installed at all of the Company’s Fina locations by the end of 2009.

      32. Please correct the inconsistency in the disclosure on pages 65 and 69 relating to the amount of damages HEP must first incur before you would be required under the environmental indemnity, to indemnify HEP. Further, please provide us with a copy of the executed version of the agreement referenced in section 2.2 (e) of the Contribution Agreement.

            Response: The Company has revised the disclosures on pages 69 and 74 to make clear that the disclosures address two different agreements between the Company and HEP — the Contribution Agreement and the Environmental Agreement.

            The disclosure on page 69 of the Registration Statement relates to indemnification under the Contribution Agreement. Section 9(a) of the Contribution Agreement states that no Indemnified Party shall be entitled to be indemnified for Losses unless and until the respective aggregate amount of all such Losses exceeds $750,000.

            The disclosure on page 74 of the Registration Statement relates to the indemnification under the Environmental Agreement. Section 1(c) of the Environmental Agreement states that HEP is not entitled to be indemnified for Environmental Costs and Liabilities unless and until the aggregate amount of all such Environmental Costs and Liabilities exceeds $100,000.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            The executed version of the agreement referenced in Section 2.2(e) of the Contribution Agreement is being provided to the Staff concurrently with this letter under separate cover.

Management, page 72

      33. Please inform us of whether any of your directors and officers are non-US residents. We may have further comments.

            Response: The following directors, officers and director nominees are non-US residents:

Name:	Position:
David Wiessman	Executive Chairman of the Board of Directors
Pinchas Cohen	Director
Avraham Meron	Director
Itzhak Bader	Director
Boaz Biran	Director
Yeshayahu Pery	Director
Zalman Segal	Director Nominee

            The Company has added a risk factor on page 18 regarding potential difficulties investors may have pursuing legal remedies against directors and officers who are non-U.S. residents.

Executive Compensation, page 76

      34. The employment agreements filed as exhibits to the registration statement contain different base salary amounts than the salary disclosed in the prospectus for Messrs. Morris, Concienne, Dean and Hart. Please explain this discrepancy and revise the disclosure in the compensation table and elsewhere in the prospectus, accordingly.

            Response: The base salaries reported for Messrs. Morris, Hart and Concienne in the Registration Statement are less than the base salaries stated in their respective employment agreements. In November 2002, subsequent to the date of the respective employment agreements, the Company revised its compensation policy by reducing the base salaries of its non-union employees by approximately 10% and instituting an incentive bonus program under which such employees are eligible to receive a bonus up to 10% of their base salary (i) if the Company meets certain financial objectives or (ii) at the discretion of the Company’s management. The base salaries of each of Messrs. Morris, Hart and Concienne have also been adjusted since the date of his respective employment agreement for annual merit increases

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

contemplated in their respective employment agreements. The base salary for Mr. Dean reported in the Registration Statement is more than the base salary stated in his employment agreement. On the first anniversary of Mr. Dean’s hire, his employment agreement was amended by oral agreement to increase his base salary to $245,000, subject to annual merit increases. The Company has subsequently memorialized the oral agreement regarding the increase in Mr. Dean’s base salary and such agreement is filed as Exhibit 10.26.1 to Amendment No. 2.

Compensation Committee Interlocks and Insider Participation, page 80

      35. You state on page 80 that Mr. Wiessman’s compensation is “determined by Alon Israel.” Given that Mr. Wiessman is also the Chief Executive Officer, President and director of Alon Israel, please explain to us, in detail, the procedures in place regarding how Alon Israel makes decisions regarding the compensation awarded to Mr. Wiessman.

            Response: Mr. Wiessman’s compensation, including that which is payable by the Company, is set forth in an employment agreement with Alon Israel, the terms of which are approved by the board of directors and shareholders of Alon Israel and, insofar as they relate to the compensation payable by the Company, by the board of directors of the Company, will be approved.

Principal Stockholders, page 81,

      36. Provide the information required by Item 403 of Regulation S-K.

            Response: The Company has revised the disclosure on page 87.

Certain Relationships and Related Party Transactions, page 84

      37. There is a significant amount of disclosure in the document regarding various direct and indirect relationships between the company and its directors, officers and their affiliates. This information, however, is not presented in a manner that facilitates an investor’s complete understanding of the extent of the related party transactions and relationships. For example, rather than include material disclosure regarding Mr. Wiessman’s compensation arrangements and intended compensation arrangements in a footnote reference to the table on page 82, move such disclosure to the main text of the disclosure. Specify what the “maintenance and utility costs” of $17,524 were, delineate the new compensation arrangements that, subject to board approval, will be provided to Mr. Wiessman, and indicate what the terms of the termination of such compensation arrangements prior to December 31, 2009, would be. Further, indicate the related party transactions that involve Mr. Wiessman due to his ownership in or control of affiliated companies, including the parent company in the main text of the disclosure.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            Response: The Company has revised and reorganized the referenced disclosure to better facilitates an investor’s complete understanding of the extent of the related party transactions and relationships. See pages 90 – 94.

      38. Please specify in your disclosure, the amount Mr. Wiessman will be reimbursed for “maintenance and utility costs” under the terms of the anticipated agreement. Has the company paid any such costs to Mr. Wiessman to date? If so, please disclose all such amounts paid to date. Finally, include a complete description of all items that comprise such costs. We may have further comments.

            Response: The Company has revised the disclosure on page 90.

      39. Please clarify the nature of the relationships between entities doing businesses with the company that are partially, wholly, directly or indirectly owned by the directors and officers of the company. In this regard, we note disclosure on page 86 regarding Mr. Morris’ transactions, through SCS Beverage Inc., with the company. Please advise us of the relationship between Southwest Convenience Stores LLC, SCS Beverage LLC , and Mr. Morris. Also, we note the consulting arrangements between the company and Rosebud Medical Ltd., and Africa Israel Investments Ltd. both of which are partially owned by directors or officers in the company. Also, as noted in a prior comment, clarify the benefits received indirectly by your directors and officers due to their affiliations with companies from which you purchased the 40% minority interest in Alon USA Capital, Inc. Significantly revise your disclosure in this section so that the nature of such related party transactions is clarified. We may have further comments.

            Response: The Company has revised and reorganized the referenced disclosure to better facilitates an investor’s complete understanding of the extent of the related party transactions and relationships. See pages 90 – 94. Please see the Company’s response to Comment 40 with respect to the disclosure regarding SCS Beverage Inc.

SCS Beverage, page 86

      40. Were the terms of the SCS Beverage, Inc. agreement between Mr. Morris and the company terms that would have been obtained between the company and an unaffiliated third party? If not, please disclose how material terms differed due to the relationship of Mr. Morris and the company.

            Response: The Company has disclosed on page 93 that the purpose of the transactions between the Company and Mr. Morris was to expedite license renewal. The Company has disclosed on page 94 that Mr. Morris has not received, and is not expected to receive, any economic benefit from his ownership of SCS Beverage. The Staff is advised

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

supplementally that the Company believes that the terms of the SCS Beverage agreement are more favorable to the Company than those that might have been obtained from an unaffiliated third party because an unaffiliated third party would be unlikely to enter into an agreement from which it would receive no benefit.

      41. Consistent with the requirements of Item 601 of Regulation S-K, please file the SCS Beverage Inc. agreement as an exhibit to the registration statement. We may have further comments.

            Response: The Company has filed the SCS Beverage agreement and the premises lease as Exhibits 10.34 and 10.35, respectively, to Amendment No. 2.

Underwriting, page 97

      42. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

            Response: The underwriters have advised the Company that one or more members of the underwriting syndicate may make a prospectus in electronic format available on the web sites maintained by such underwriter or underwriters. Each of Credit Suisse First Boston LLC (“CSFB”) and Deutsche Bank Securities Inc. (“Deutsche Bank”) has informed the Company that it intends to make the preliminary and final prospectus available in electronic Adobe PDF format on the Internet through a password-protected portal on its proprietary web site. Please note, however, that CSFB and Deutsche Bank have advised the Company that they will not rely on such availability to satisfy their respective prospectus delivery requirements.

                        The underwriters have further advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! NetRoadshow (www.netroadshow.com). While the underwriters have contracted with Yahoo! NetRoadshow to conduct an Internet roadshow with respect to this Offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will, be made available on the web site. Each of CSFB and Deutsche Bank has advised the Company that it is a party to a master Roadshow Agreement with Net Roadshow, Inc., now known as Yahoo! NetRoadshow, which it entered into in 1998 (the “Roadshow Agreement”). CSFB is supplementally providing the Staff with a copy of the form of the Roadshow Agreement concurrently with this letter under separate cover. Deutsche Bank has advised the Company that it is not a party to the Roadshow Agreement. Yahoo! NetRoadshow will make the roadshow available to investors who may access it through the use of a password provided by the underwriters. An investor who is given the password may access the roadshow during a 24-hour period and will not be able to download, copy or print any of the contents of the roadshow. The preliminary prospectus will be posted on the roadshow web site for informational purposes only. Pursuant to the agreement, Yahoo! NetRoadshow agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows.

                        The Company will supplement this response and update the disclosure in the prospectus if the Company or the underwriters enter into any arrangements with any other third party to hold or access the Company’s preliminary prospectus on the Internet.

      43. You indicate that you intend to conduct a “directed share offering.” Please indicate the number of shares and percentage of shares being reserved for issuance pursuant to the directed share program. Further, provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter.” Please inform us of when you first sent materials or intend to send materials to these potential purchasers. Inform us of whether the sale will be handled by you directly or by the underwriting syndicate. Explain to us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

            Response: In response to the Staff’s comment, the Company confirms that it intends to offer a limited number of shares of its common stock included in this offering to the Company’s directors, officers, employees and other parties associated with the Company through a directed share program (the “Program”). While the number and percentage of shares that will be reserved for issuance pursuant to the Program have not been finalized, the Company currently intends to reserve 2% of the aggregate number of shares that will be sold in the initial public offering for issuance pursuant to the Program. The Company has selected CSFB to serve as the Designated Underwriter of the Program. In response to the Staff’s request, CSFB is

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

supplementally providing the Staff with a draft copy of the form materials that will be distributed to potential participants in the Program concurrently with this letter under separate cover.

            To date, no persons have received copies of the enclosed materials. The Company and CSFB will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally, the only differences are:

•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with CSFB if they do not already have them; and

•	Program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the Program.

            The allocation of shares to directed share participants will be determined by the Company, and the mechanics of selling the shares will be handled by CSFB as Designated Underwriter of the Program. The Company will identify a list of directors, officers, employees and other parties who will be entitled to purchase shares in the Program (along with their names, home and email addresses, telephone numbers, tax identification information, and positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) will be made available or sent to each person listed by the Company explaining that CSFB will be facilitating the Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains only language that is permitted by Rule 134. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to NASD Rule 2790) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, the Company and CSFB prepare a final

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

approved list of allocations. CSFB notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settled in the same manner as the shares sold to the general public.

      44. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

            Response: Each of CSFB and Deutsche Bank has advised the Company that it will not participate in any electronic offer, sale or distribution of shares.

            In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in an electronic offer, sale or distribution of shares. The Company has been advised by CSFB that each member of the syndicate of this Offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, CSFB knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, CSFB does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution has been mooted by the declaration of effectiveness of the registration statement. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions of shares after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

            In order to address the Staff’s concerns, CSFB has indicated to the Company that they will include the following language in a communication to potential additional syndicate members:

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

“You may not make an online distribution of shares of Alon USA Energy, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

            Given the responsibility of each broker/dealer to comply with all applicable SEC and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by CSFB that syndicate members will so comply, there would not appear to be a regulatory need to make CSFB responsible for the Internet activities of other syndicate members. Lead underwriters have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

      45. Disclose whether your underwriters have any present intent to release the lock-ups early. If so, please disclose the factors to be considered in making such determination.

            Response: CSFB, as representative of the underwriters, has informed the Company that it has no present intent to release any party who has executed a lock-up agreement in connection with the Company’s proposed initial public offering prior to the expiration of any such executed lock-up agreement. If CSFB subsequently decides to release any party from its lock-up agreement prior to the expiration thereof, CSFB will promptly inform the Company of its decision, and the Company will promptly supplement its response and update its disclosure.

Financial Statements

Consolidated Statements of Operations, page F-4

      46. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of gross margin. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross margin and be reflected in that metric. Please modify your presentation accordingly.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            Response: With respect to its consolidated statements of operations on pages F-4 and F-31 and the financial date reported on 6, 9, 27, 30 and 40, the Company has eliminated gross margin as a line item and now shows cost of sales as a component of operating costs and expenses. The Company has moved gross margin into “Other Data” on pages 7, 10, 30 and 40 and also noted that gross margin is not a recognized measurement under GAAP on pages 7, 10, 31, 40, 41 and 42.

      47. We note your use of the line item “Net income per share” in your Consolidated Statements of Earnings and your use of “Earnings per share, basic and diluted” in the other financial data located within the registration statement. Please tell us the difference between these two line items.

            Response: The referenced line item in the Company’s Consolidated Statement of Earnings has been re-named to conform to the “earnings per share” usage in other financial data contained in the prospectus.

Note (3) Description and Nature of Business, page F-7

(b) Revenue Recognition, page F-8

      48. We note that you engage in certain buy/sell refined product arrangements, presented on a gross basis in your Consolidated Statements of Operations and that you believe these arrangements are “not significant.” Please revise your disclosure to address the Sample Letter Sent to Participants in the Oil and Gas Industry by Carol A. Stacey, Chief Accountant, Division of Corporation Finance, dated February 11, 2005 (http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm). This letter asks registrants to separately identify on the face of the statements of operations the proceeds and costs associated with buy/sell and comparable arrangements reported on a gross basis for all periods presented, either as separate line items, or within parenthetical notations next to the captions that include these amounts. If the amounts are not material enough for disclosure on the face of the statements of operations, the letter asked registrants to disclose the amounts in a footnote.

            Response: The Company has added a footnote on pages F-7, F-8 and F-34 to disclose the amounts of its buy/sell refined products arrangements.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

(14) Stockholders’ Equity, page F-25

(b) Stock-Based Compensation

      49. Please provide us the following information in tabular form for stock option grants and other equity-related transactions in August 2000 and continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

•	The type of equity related instrument;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issue;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of compensation deferred, beneficial conversion feature and expense recognized, reconciled to your financial statement disclosures;

•	The magnitude and timing of the amortization expense; and

•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Tell us how you determined the value of each grant. Provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions.

            Response: The Company’s only historical employee stock option plans (together, the “plan”) were established on July 31, 2000 to provide incentives for certain members of senior management of Alon, including the CEO, CFO, VP of Marketing, VP of Refining and VP of Supply. All options to purchase shares available under the plan were granted on July 31, 2000, in connection with the Company’s acquisition of its refinery and other assets from Fina as described on page 33, and were applicable to shares of Alon Assets, Inc. (Alon Assets) and Alon USA Operating, Inc. (Alon Operating). In the event a member of senior management ceased to be employed by Alon, any unexercised options would lapse and would terminate. No other options or other forms of equity compensation have been awarded since July 31, 2000. As of the date hereof, the following executive of the Company who were granted options continue to be employed by the Company: Jeff Morris, CEO, Claire Hart, Senior Vice President, and Joe Concienne, Vice President of Refining.

            Shares granted under the stock option plan automatically vest within 30 days of the 10th anniversary of date of grant for active plan participants. Under the terms of the plan, if certain financial criteria and performance measures are met, the shares are available for an accelerated vesting schedule over an eight-year period.

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

	Alon Assets, Inc.	Alon USA Operating, Inc.
Type of equity related instrument	Incentive Stock Options exercisable for Class B Common Stock (non-voting)	Incentive Stock Options exercisable for Class B Common Stock (non-voting)
Date of grant/issuance	July 31, 2000	July 31, 2000
Description/name of option or equity holder	Jeff Morris — CEO Claire Hart — Senior VP Joe Concienne — VP Refining	Jeff Morris — CEO Claire Hart — Senior VP Joe Concienne — VP Refining
Reason for the grant or equity related issue	Provide incentive to Senior Management	Provide incentive to Senior Management
The number of original options or equity instruments granted or issued	16,155.4	6,066.20
Exercise price or conversion price	$100.00 per share	$100.00 per share
Fair value of underlying shares of common stock (1)	$13.76 per share	$98.90 per share
Cumulative amount of stock expense recorded through March 31, 2005 (2)	$1,742,752	$2,101,454

(1)	Fair value on date of grant (July 31, 2000) was determined by dividing the dollar amounts contributed by stockholders of each of Alon Assets and Alon Operating on July 31, 2000 to acquire their equity interests therein by the total number of shares issued to such stockholders in exchange for such contributions on July 31, 2000 as follows:

	Alon Assets	Alon Operating
Equity contributed by stockholders	$2,000,000	$5,400,000
Divided by number of shares issued	145,400	54,600

Fair value of shares on date of grant	$13.76	$98.90

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

Because of the purchase price paid by the stockholders of Alon Assets and Alon Operating was based upon the valuation used to determine the purchase price paid to Fina for the acquired assets, which was determined through arm’s length negotiations, the Company believes that the purchase price paid reflects the fair value used in determining the intrinsic value of the options as of the grant date.

The fair value subsequent to the date of grant is determined through a discounted cash flow model (DCF), which utilizes projected future cash flows based on the Board of Directors approved annual operating plan. The DCF model was developed by Arthur Consulting, Inc., a national valuation firm. Other DCF model key driver components and assumptions include:

•	Weighted average cost of capital discount factor

•	Minority Interest/liquidity discount due to the following:

•	Non-marketable securities

•	Non-transferable shares

•	Non-voting shares

•	No rights to nominate directors

•	Non-integrated subsidiaries that rely on parent for financial and management support.

(2)	Stock compensation expense recognized by year as follows:

Year	Assets, Inc	Operating, Inc	Total
2000	$181,000	$184,000	$365,000
2001	682,583	847,350	1,529,933	(a)
2002	302,125	338,217	640,342
2003	326,382	356,529	682,911
2004	209,551	320,546	530,097
1st Quarter 2005	41,111	54,812	95,923

Total	$1,742,752	$2,101,454	$3,844,206

(a)	Increase stock compensation expense in 2001 primarily relates to the effects of utilization of accelerated vesting method.

Authoritative Accounting Guidance

            The Company accounts for its stock option grants using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

            The Company uses the minimum value method for calculating the fair value of the impact of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            The Company recognizes stock compensation expense using the accelerated vesting method prescribed by FASB Interpretation No. 28, over the eight-year accelerated performance vesting period (2000-2008).

      50. Please support your statement that “Had compensation expense been determined as prescribed by SFAS No. 123 using the minimum value method, the Company’s net income would not have been significantly impacted for any of the three periods ended December 31, 2004.”

            Response: The Company believes the minimum value method would not have a significant impact on compensation expense for any of the three years ended December 31, 2004 because the intrinsic value method used in the Company’s determination of stock compensation expense approximates the minimum value method.

            The minimum value is determined by a present value calculation of the difference between the current stock price and the present value of the exercise price, less the present value of the expected dividends, if any.

            The Company’s intrinsic value calculation uses a fair value model to determine the current stock price. The Company’s stock option grants also have a cash bonus feature that reimburses the employee for the full amount of the option strike price. Therefore, no exercise price proceeds are considered in the measurement of the Company’s stock compensation expense, resulting in a charge for the entire intrinsic value over the vesting period.

            The Company made an assumption at the grant date, that there would be no expected dividends paid on the stock. Accordingly, because there is no exercise price or expected dividends, the minimum value would approximate the intrinsic value.

Note (2) Sale of Pipelines and Terminals, page F-33

      51. Please tell us the accounting literature you relied upon to treat the transaction with HEP as a partial sale for accounting purposes.

            Response: The Company relied on EITF 01-2 Interpretations of APB Opinion No. 29, Issue 8 as the authoritative accounting literature that supports partial sale treatment for the HEP transaction. The Company believes the HEP transaction should be accounted for as a partial sale of a 94% ownership interest in Company’s terminals and pipelines and a non-monetary exchange of the residual interest in these Company assets for a 6% equity interest in HEP.

            The substantial cash consideration received by the Company qualifies the transaction as monetary. However, because the transaction involves an exchange of a non-

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

controlling limited partnership interest that is accounted for on the equity method, partial sale recognition is appropriate for only the assets deemed sold by the Company.

      The deferred gain from the partial sale is recognized in earnings as the HEP debt indemnification is retired.

Schedule I – Condensed Financial Information, page II-4

      52. Please tell us how you have complied with Article 12-04(a) of Regulation S-X, which requires descriptions of significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks, and guarantees to be provided, along with a five-year schedule of maturities of debt.

            Response: The Company has added two additional footnotes on page II-12.

* * * * *

Mr. Schwall
Securities and Exchange Commission
June 17, 2005

            Pursuant to Comments 11, 18, 32, 42 and 43 above, we have indicated that certain supplemental materials (the “Supplemental Materials”) are being provided to the Staff concurrently with this letter under separate cover. Please note that the Supplemental Materials are being provided to the Staff pursuant to Rule 418(b) of the Securities Act of 1933, as amended (“Rule 418(b)”). Pursuant to Rule 418(b) the Company requests that the Supplemental Materials be returned to the Company after the Staff’s review to:

Jones Day
Attention: Mark T. Goglia
2727 North Harwood Street
Dallas, Texas 75201

            The Staff’s attention to the Registration Statement is greatly appreciated. Please note that the Company currently intends to seek acceleration of the effective date of the Registration Statement to as early as the week of July 18, 2005. If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Mark Betzen at (214) 969-3704.

Sincerely,

/s/ MARK T. GOGLIA

Mark T. Goglia

cc:	David Wiessman Jeff Morris Harlin R. Dean Mellissa Duru Mark E. Betzen Damon Barber Kris Heinzelman Cameron D. MacDougall Kevin Hughes